Filed Pursuant to Rule 424(b)(5)
Registration No. 333-173530

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. We are not using this preliminary prospectus supplement and the accompanying prospectus to offer to sell these securities or to solicit offers to buy these securities in any place where the sale is not permitted.

Subject to completion, dated October 6, 2011

Prospectus Supplement

(To Prospectus dated May 26, 2011)

Public Service Company of New Mexico

$

    % Senior Unsecured Notes due

Interest payable              and

Issue Price:

The notes will mature on October     ,     . Interest will accrue from October     , 2011. We may redeem the notes in whole or in part at any time at the redemption prices described herein. See “Description of the notes—Optional redemption.”

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

See “Risk factors” beginning on page S-5 for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Price to public		Underwriting discounts		Proceeds to us

Per Note		%		%		%

Total	$		$		$

The notes will be ready for delivery in book-entry form only through the Depository Trust Company on or about October     , 2011.

Joint book-running managers

J.P. Morgan	Mitsubishi UFJ Securities

October     , 2011

i

About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read this entire prospectus supplement as well as the accompanying prospectus and the documents incorporated by reference that are described under “Where you can find more information” herein. In the event that the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus prepared by or on behalf of us, or information to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus supplement and the accompanying prospectus to the “Company,” “PNM,” “we,” “our” and “us” refer to Public Service Company of New Mexico. Unless otherwise indicated, financial information included or incorporated by reference herein is for PNM and its subsidiaries on a consolidated basis.

Prospectus supplement summary

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This summary does not contain all of the information that may be important to you. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully before making an investment decision.

The company

General

We are a public utility company organized under the laws of the State of New Mexico with regulated operations primarily engaged in the generation, transmission and distribution of electricity. PNM is a wholly-owned subsidiary of PNM Resources, Inc. (“PNMR”), an investor-owned holding company of energy and energy-related businesses.

Recent developments

Potential Refinancing of Revolving Credit Facility.    On September 28, 2011, we entered into a commitment letter with Wells Fargo Securities, LLC and Union Bank, N.A., as arrangers for a syndicate of lenders in connection with a new $400 million senior unsecured revolving credit facility (the “New PNM Facility”). The New PNM Facility is intended to replace PNM’s existing $368 million unsecured revolving credit facility (the “PNM Facility”), and would be available to be used for working capital, capital expenditures, letters of credit, support for commercial paper and other lawful corporate purposes. We expect that the New PNM Facility will include competitive pricing terms and that the maturity date for the New PNM Facility will be five years, subject to two optional one-year extensions. All other terms and conditions governing the New PNM Facility are expected to be substantially similar to the terms and conditions under the PNM Facility. The closing of the New PNM Facility is subject to certain customary conditions, and there can be no assurance that this transaction will be completed on the basis of these terms or at all.

Corporate information

Our principal executive office is located at Alvarado Square, Albuquerque, New Mexico 87158, and our telephone number is (505) 241-2700. We also maintain a website at www.pnm.com. Our website and the information contained therein are not part of this prospectus supplement.

The notes offering

Issuer	Public Service Company of New Mexico.

Securities	$ aggregate principal amount of % Senior Unsecured Notes due .

Denominations	The notes will be issued in denominations of $1,000 and integral multiples of $1,000.

Maturity date	October , .

Interest rate	% per year.

Interest payment dates	We will pay interest in arrears each and , beginning , 2012.

Mandatory redemption	We will not be required to make mandatory redemption or sinking fund payments on the notes.

Optional redemption	We may redeem the notes at our option on any date that is prior to the date that is three months prior to the maturity date, at any time in whole or from time to time in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes being redeemed; and

•

the sum of the present values of the remaining scheduled payments of principal amount and interest, not including any amounts accrued as of the applicable redemption date, on the notes being redeemed discounted to the applicable redemption date plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the applicable redemption date.

In addition, we may redeem the notes on or after the date that is three months prior to the maturity date, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes plus, in each case, accrued and unpaid interest on the notes to the redemption date.

See “Description of the notes—Optional redemption” in this prospectus supplement and under “Description of Senior Unsecured Notes—Redemption” in the accompanying prospectus.

Ranking

The notes will be our senior and unsecured obligations and will rank equally in right of payment with all our existing and future senior and unsecured debt and will be effectively subordinated to the claims of holders of any future secured debt with respect to the collateral securing such claims. The notes will be senior in right of payment to any future subordinated unsecured debt that we may incur. As of June 30, 2011, we had $1,328.8 million aggregate principal amount of short-term and long-term senior unsecured debt and no secured debt outstanding. See “Description of the notes—Ranking” below.

Certain covenants	The indenture that will govern the notes limits our ability, among other things:

•	to create liens without equally and ratably securing the notes; and

•	to engage in certain sale/leaseback transactions.

The indenture also limits our ability to engage in mergers, consolidations and certain sales of assets.

These covenants are subject to important exceptions and qualifications, as described under “Description of Senior Unsecured Notes—Restrictions on Liens,” “Description of Senior Unsecured Notes—Restrictions on Sale and Lease-Back Transactions” and “Description of Senior Unsecured Notes—Restrictions on Mergers and Sale of Assets” in the accompanying prospectus.

Use of proceeds	We will use the net proceeds from this offering to repay outstanding borrowings under the PNM Facility. See “Use of proceeds” below.

Conflicts of interest	Certain of the underwriters in this offering, or their affiliates, will receive more than 5% of the net proceeds of this offering in connection with the repayment of outstanding borrowings under the PNM Facility. See “Use of Proceeds” below. Accordingly, this offering is being made in compliance with the Financial Industry Regulatory Authority (“FINRA”) Rule 5121. Because the notes to be offered will be rated investment grade, pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary. Such underwriters will not confirm sales of the notes to any account over which it exercises discretionary authority without the prior written approval of the customer.

Risk factors

Before you invest in our notes, you should carefully consider the risks described below. In addition, you should carefully consider any risks set forth in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2010 and Part II, Item 1A of our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2011 and March 31, 2011, each of which is incorporated by reference in this prospectus supplement. See also “Where You Can Find More Information” about future filings which we will make with the SEC, some of which may contain additional risk factors, and are incorporated by reference into this prospectus supplement. If any of the risks actually occurs, our business, financial condition, results of operations and cash flows could be harmed.

Any failure to renegotiate our credit facility or meet our debt obligations and capital expenditure requirements could harm our business, financial condition and results of operations.

As of September 30, 2011, the Company had short-term debt outstanding of $257.0 million through the PNM Facility which expires in August 2012. We utilize this credit facility and cash flows from operations to provide funds for both construction and operational expenditures. From time to time, we use the PNM Facility for operational requirements because our business is seasonal with more revenues and cash flows from operations being generated in the summer months when air conditioning loads are greater. In addition, in general, we rely on this credit facility as the initial source to finance construction expenditures resulting in increased borrowings under the facility over time. Our credit facility will need to be renegotiated or replaced prior to its expiration in order to provide sufficient liquidity to finance operations and construction expenditures. On September 28, 2011, we entered into a commitment letter with Wells Fargo Securities, LLC and Union Bank, N.A., as arrangers for a syndicate of lenders in connection with the New PNM Facility. The closing of the New PNM Facility is subject to certain conditions, and there can be no assurance that this transaction will be completed on the basis of these terms or at all.

The Company is projecting total construction expenditures for the years 2011-2015 to be $981.5 million, including amounts expended through the date of this prospectus supplement. This projection does not include any amounts related to pollution control equipment that might ultimately be required as a result of the United States Environmental Protection Agency’s (“EPA”) decision issued on August 5, 2011, to require installation of selective catalytic reduction (“SCR”) technology on all four units at the Company’s San Juan Generating Station (“SJGS”) in order to address regional haze, which decision we have appealed. See “Liquidity and capital resources—Capital requirements.” We are exploring financial alternatives to meet these anticipated expenditures and currently believe that internal cash generation, credit arrangements, and access to the public and private capital markets will provide sufficient resources to meet capital requirements. To cover the difference in the amounts and timing of cash generation and cash requirements, we intend to use short-term borrowings under current or then existing liquidity arrangements.

If our cash flow and credit and capital resources are insufficient to fund our capital expenditure plans or debt obligations, we may be forced to delay important capital investments, sell assets, seek additional equity or debt capital, or restructure our debt. In addition, any failure to make scheduled payments on our outstanding indebtedness would likely result in reductions of our credit ratings, which could harm our ability to incur additional indebtedness on acceptable terms and would result in an increase in the interest rates applicable under our credit facilities. Our cash flow and capital resources may be insufficient to pay interest and principal on our debt in the future. If that should occur, our capital raising or debt restructuring measures may be unsuccessful or inadequate to meet our scheduled debt service obligations, which could cause us to default on our obligations and further impair our liquidity.

In addition to our current indebtedness, we may incur substantially more debt.

We may incur substantially more debt in the future. The indenture governing the notes does not restrict our ability to incur additional indebtedness. As of September 30, 2011, we had $1,055.9 million of long-term debt and had borrowed $257.0 million under the PNM Facility and had $29.2 million in letters of credit outstanding, which reduces the available capacity under the PNM Facility.

To the extent that we incur new debt either under the facilities described above or any new facilities, including the New PNM Facility, this new debt will be combined with our current debt levels and the risks described herein and incorporated by reference could substantially increase.

Future reduction in our credit rating could materially and adversely affect our business, financial position, results of operations and liquidity.

We cannot be sure that our current credit rating will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency. Downgrades could result in:

•	increased borrowing costs, which would negatively impact results of operation and cash flows,

•	required payment of a higher interest rate in future financings, a smaller potential pool of investors, and decreased funding sources,

•	required provision of additional support in the form of letters of credit, cash or other collateral to various counterparties, and

•	limited access to, or increased costs of access to, the credit markets.

The notes have no established trading market or history, and liquidity of trading markets for the notes may be limited.

The notes will constitute a new issue of securities with no established trading market. Although the underwriters have indicated that they intend to make a market in the notes, they are not obligated to do so and any of their market-making activities may be terminated or limited at any time. In addition, we do not intend to apply for a listing of the notes on any securities exchange or interdealer quotation system. As a result, there can be no assurance as to the liquidity of markets that may develop for the notes, the ability of noteholders to sell their notes or the prices at which notes could be sold. The notes may trade at prices that are lower than their initial purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The liquidity of trading markets for the notes may also be adversely affected by general declines or disruptions in the markets for debt securities. Those market declines or disruptions could adversely affect the liquidity of and market for the notes independent of our financial performance or prospects.

Special note regarding forward-looking statements

This prospectus supplement contains or incorporates by reference “forward-looking statements,” which you can generally identify by our use of forward-looking words including “believe,” “expect,” “intend,” “may,” “will,” “should,” “could,” “anticipate” or “plan” or the negative or other variations of these terms or comparable terminology, or by discussion of strategies that involve risks and uncertainties. These forward-looking statements relate to future events or our expectations, projections, estimates, intentions, goals, targets, and strategies and are made pursuant to the Private Securities Litigation Reform Act of 1995. You are cautioned that all forward-looking statements are based upon current expectations and estimates, and we assume no obligation to update this information.

Because actual results may differ materially from those expressed or implied by these forward-looking statements, we caution you not to place undue reliance on these statements. Our business, financial condition, cash flow, and operating results are influenced by many factors, which are often beyond our control, that can cause actual results to differ from those expressed or implied by the forward-looking statements. These risk factors include, without limitation:

•

Conditions affecting our ability to access the financial markets and our ability to consummate the New PNM Facility to replace the PNM Facility, including disruptions in the credit markets and actions by ratings agencies affecting our credit ratings,

•

The impacts of decreases in the values of marketable equity securities on the trust funds maintained to provide nuclear decommissioning funding and pension and other postretirement benefits, including the levels of funding and expense,

•	The impact of economic conditions on the electricity usage of our customers,

•	State and federal regulatory, legislative and judicial decisions and actions, including the outcomes of our pending cases and appeals of prior regulatory proceedings,

•

Our ability to successfully defend the utilization of a future test year in our electric rate filings with the New Mexico Public Regulation Commission (“NMPRC”), including our ability to withstand challenges by regulators and intervenors,

•	Our ability to successfully forecast and manage operating and capital expenditures, particularly in the context of a future test year rate case,

• Our ability to recover our costs and earn our allowed returns in our regulated jurisdictions,

•	Our ability to meet the renewable energy requirements established by the NMPRC, including the resource diversity requirement, within the specified cost parameters,

•

The risk that replacement power costs incurred by us related to not meeting the specified capacity factor for our generating units under our emergency fuel and purchased power adjustment clause or for other reasons will not be approved by the NMPRC,

•

State and federal regulation or legislation relating to climate change, reduction of greenhouse gas emissions, coal combustion byproducts, nitrogen oxides, and other power plant emissions, including the risk that we may have to commit to substantial capital investments and additional operating costs to comply with new environmental requirements, including requirements to address regional haze regulations and related Best Available Retrofit Technology requirements and concerns about global climate change, and the resultant impacts on the operations and economic viability of generating plants in which we have interests,

•

The performance of our generating units, including the Palo Verde Nuclear Generating Station (“PVNGS”), the SJGS, and the Four Corners Power Plant, transmission systems, and distribution systems, which could be negatively affected by major equipment failures, major weather disruptions, disruptions in fuel supply, and other significant operational issues,

•	Financial and operational risks at PVNGS relating to any increased regulatory review and actions in response to the events at the Fukushima Daiichi Nuclear Power Plant in Japan,

•	The risks associated with completion of generation, transmission, distribution, and other projects, including construction delays and unanticipated cost overruns,

•

Uncertainty regarding the requirements and related costs of decommissioning power plants owned or partially owned by us and coal mines supplying certain of our power plants, as well as the ability to recover decommissioning costs from customers,

•

Uncertainty surrounding the status of our participation in jointly-owned generation projects resulting from the scheduled expiration of the operational documents for the projects beginning in 2016 and potential changes in the objectives of the participants in the projects,

•

The risk that recently enacted reliability standards regarding available transmission capacity may reduce certain of our transmission rights used to transmit our generation resources and provide access to transmission customers resulting in a need to purchase additional transmission capacity, reduce sales of transmission capacity, or operate generation less economically,

•	Collections experience,

•	Fluctuations in interest rates,

•	Weather,

•	Water supply,

•	Changes in fuel costs,

•	Availability of fuel supplies,

•	The effectiveness of risk management and commodity risk transactions,

•	Seasonality and other changes in supply and demand in the market for electric power,

•	The impact of mandatory energy efficiency measures on customer energy usage,

•	Variability of wholesale power prices and natural gas prices,

•	Volatility and liquidity in the wholesale power markets and the natural gas markets,

•	Uncertainty regarding the ongoing validity of government programs for emission allowances,

•	Changes in the competitive environment in the electric industry,

•	The outcome of legal proceedings,

•	The extent of insurance coverage available for claims made in litigation,

•	Changes in applicable accounting principles, and

•	The performance of state, regional, and national economies.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $         million, after deducting the underwriting discount and our estimated offering expenses. We expect to use the net proceeds from this offering to pay down outstanding borrowings under the PNM Facility. Our borrowings under the PNM Facility at September 30, 2011, totaled $257.0 million at a weighted average interest rate of 0.88%. Amounts borrowed under the PNM Facility were used for general corporate purposes. Certain of the underwriters or their affiliates are agents or lenders under the PNM Facility and, accordingly, will receive a portion of the proceeds from this offering. See “Underwriting—Conflicts of interest.”

Ratio of earnings to fixed charges

The following table shows our ratio of earnings to fixed charges(1) for the periods indicated:

Six months ended June 30, 2011(2)	Year ended December 31,
	2010	2009	2008(3)	2007	2006

1.08	2.15	1.35	0.12	1.31	2.23

(1)	For the purpose of computing the ratios of earnings to fixed charges, “earnings” represent (i) pretax income from continuing operations before adjustment for non-controlling interests in unconsolidated subsidiaries, and (ii) fixed charges as below, less (A) interest capitalized, and (B) non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” include (i) interest expensed and capitalized, (ii) amortization of premiums, discounts and expenses related to indebtedness, (iii) interest from discontinued operations (including capitalized interest), and (iv) estimated interest factor of lease rental charges.

(2)	Earnings, as defined in footnote (1) above, for the six months ended June 30, 2011 includes a pre-tax loss of $17.5 million due to the write-off of regulatory disallowances. If that write-off was excluded, the Ratio of Earnings to Fixed Charges would have been 1.53.

(3)	The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $83.9 million for the year ended December 31, 2008.

Capitalization

The following table shows our capitalization at June 30, 2011 on an actual basis and as adjusted to reflect this offering and application of the estimated net proceeds as described in “Use of proceeds.” You should read this table together with our historical financial statements and the accompanying notes incorporated by reference into this prospectus supplement.

	June 30, 2011
	Actual	As adjusted

	(in thousands)
Short-term debt	$273,000			$(1)

Long-term debt:
Notes offered hereby	—
Other long-term debt	1,055,869		1,055,869
Unamortized discounts	(113)		(113)

Total long-term debt	1,055,756

Cumulative preferred stock	11,529		11,529
Total common stockholder’s equity	1,115,600		1,115,600

Total capitalization	$2,455,885	$

(1)	Does not reflect the payment of the underwriting discount and expenses of the offering or the net repayments of short-term debt since June 30, 2011. Short-term debt as of September 30, 2011 was $257.0 million. The payment of these costs will result in less reduction of short-term debt and the net repayments of short-term debt will result in a greater reduction of short-term debt.

Liquidity and capital resources

Statements of cash flows

The information set forth below should be read together with the Consolidated Statements of Cash Flows in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the six months ended June 30, 2011, incorporated by reference hereto. The changes in our cash flows are summarized as follows:

	Year ended December 31,
	2010	2009	2008	2010/2009	2009/2008
				Change	Change

	(In millions)
Net cash flows from operating activities	$149.1	$(39.3)	$167.6	$188.4	$(206.9)
Net cash flows from investing activities	(200.6)	412.5	(247.4)	(613.1)	659.9
Net cash flows from financing activities	60.4	(418.4)	122.1	478.8	(540.5)

Net change in cash and cash equivalents	$8.9	$(45.2)	$42.3	$54.1	$(87.5)

The changes in cash flows from operating activities relate primarily to net refunds of income taxes of $59.3 million in 2010, including changes in book to tax differences on capitalized overheads, compared to net payments of $126.5 million in 2009, primarily related to the sale of the PNM Gas segment, and net payments of $2.1 million in 2008. Rate increases implemented on April 1, 2010, July 1, 2009 and May 1, 2008 also contributed to the changes. In addition, only one month of operations from the PNM Gas segment in 2009 contributed to the decrease from 2008.

The changes in cash flows from investing activities relate primarily to the proceeds from the sale of the PNM Gas segment in 2009 of $652.9 million. Utility plant additions decreased $48.7 million in 2010 compared to 2009 and $30.9 million in 2009 compared to 2008, after reflecting payments for rights-of-way renewals of $29.3 million in 2010, $10.6 million in 2009 and zero in 2008.

The changes in cash flows from financing activities relate primarily to the 2009 use of the proceeds from the sale of the PNM Gas segment to retire short-term borrowings. In 2010, short-term borrowings were used to augment cash flows from operations to fund continuing construction expenditures. Cash flows from financing activities also reflect the refinancing of $403.8 million of Pollution Control Revenue Bonds in 2010 and $36.0 million in 2009. In 2008, the issuance of new long-term debt of $350.0 million was partially offset by the redemption of $300.0 million in long-term debt.

	Six months ended June 30,
	2011	2010	Change

	(In millions)
Net cash flows from operating activities	$66.2	$30.4	$35.8
Net cash flows from investing activities	(111.0)	(104.9)	(6.1)
Net cash flows from financing activities	35.0	78.8	(43.8)

Net change in cash and cash equivalents	$(9.8)	$4.3	$(14.1)

The changes in cash flows from operating activities reflect the January 2010 payment of the $31.9 million settlement of the California energy crisis legal proceeding, improved collections under the FPPAC of $20.9 million and a decrease in posted collateral requirements of $3.5 million. These increases were partially offset by $33.7 million in lower net refunds of income taxes.

The changes in cash flows from investing activities relate primarily to increases in construction expenditures in 2011 of $12.3 million, partially offset by a decrease in payments for rights-of-way renewals in 2011 of $4.8 million. Construction expenditures were funded primarily through cash flows from operating activities and short-term borrowings in both 2011 and 2010.

The changes in cash flows from financing activities primarily relate to $43.7 million in dividends paid to PNMR in 2011. In addition, payments received on PVNGS firm-sales contract arrangements were reduced to $2.6 million in 2011 compared to $15.2 million in 2010 as those contracts expired on December 31, 2010. A $9.0 million increase in net short-term borrowings also contributed to the change.

Capital requirements

Total capital requirements consist of construction expenditures and cash dividend requirements for preferred stock. In addition, we make periodic common stock dividends to PNMR. These common stock dividends are not included in the amounts below. The main focus of our current construction program is upgrading generation resources, including renewable energy resources, upgrading and expanding the electric transmission and distribution systems, and purchasing nuclear fuel. Projections, including amounts expended through June 30, 2011, for total capital requirements for 2011 are $273.7 million, including construction expenditures of $273.2 million. Total capital requirements for the years 2011 to 2015 are projected to be $984.1 million, including construction expenditures of $981.5 million. These estimates are under continuing review and subject to on-going adjustment, as well as to board review and approval, and do not include any amounts related to pollution control equipment that might ultimately be required as a result of EPA’s decision issued on August 5, 2011 to require installation of SCR technology on all four units at the SJGS in order to address regional haze, which decision we have appealed. We have previously reported that installing SCR technology on all four units at the SJGS would cost between $750 million and $1 billion for the entire station. If the appeal process were to last a year, we estimate the plant owners would spend an estimated $43.6 million on early design and construction during that time. If two years passed before the court’s decision on the appeal, we estimate the plant owners would spend about $246.1 million toward the total project cost. Our share of costs for installing the SCR technology incurred would be approximately 46.3%.

We utilize cash generated from operations and cash on hand, as well as our liquidity arrangements, to meet our capital requirements and construction expenditures. We have long-term debt of $39.3 million and $37.0 million that is subject to mandatory tender in 2015 and 2017. We have no other long-term debt that comes due prior to 2018.

In addition to this offering, we anticipate that it will be necessary to obtain additional long-term financing in the form of debt refinancing and/or new debt in order to fund some of our capital requirements. We believe that our internal cash generation, credit arrangements and access to capital markets will provide sufficient resources to meet our capital requirements during the 2011-2015 period. To cover the difference in the amounts and timing of cash generation and cash requirements, we intend to use short-term borrowings under our current and future liquidity arrangements.

Liquidity

Our current liquidity arrangements consist of the PNM Facility, which expires in August 2012. The PNM Facility provides short-term borrowing capacity and also allows letters of credit to be issued, which reduce the available capacity under the PNM Facility.

A summary of the PNM Facility as of September 30, 2011 is as follows:

PNM

(In millions)
Financing Capacity	$368.0

Short-term debt outstanding	257.0
Letters of credit outstanding	29.2

Total short-term debt and letters of credit	286.2

Remaining availability	$81.8

The remaining availability under the PNM Facility varies based on a number of factors, including the timing of collections of accounts receivables and payments for construction and operating expenditures. Between January 1, 2011 and September 30, 2011, availability averaged $233.9 million under the PNM Facility. During the same period, average invested cash was $5.9 million.

On September 28, 2011, we entered into a commitment letter with Wells Fargo Securities, LLC and Union Bank, N.A., as arrangers for a syndicate of lenders in connection with the New PNM Facility. The New PNM Facility is intended to replace the PNM Facility and would be available to be used for working capital, capital expenditures, letters of credit, support for commercial paper and other lawful corporate purposes. We expect that the New PNM Facility will include competitive pricing terms and that the maturity date for the New PNM Facility will be five years, subject to two optional one-year extensions. All other terms and conditions governing the New PNM Facility are expected to be substantially similar to the terms and conditions under the PNM Facility. The closing of the New PNM Facility is subject to certain customary conditions, and there can be no assurance that this transaction will be completed on the basis of these terms or at all.

We have an effective universal shelf registration statement with the SEC for the issuance of up to $600.0 million of senior unsecured notes that will expire in May 2014. After this offering, we will have $             million remaining under this shelf registration statement.

Our ability, if required, to access the capital markets at a reasonable cost and to provide for other capital needs is largely dependent upon our ability to earn a fair return on equity, our results of operations, our credit ratings, our ability to obtain required regulatory approvals and conditions in the financial and wholesale markets. Financing flexibility is enhanced by providing a high percentage of total capital requirements from internal sources and having the ability, if necessary, to issue long-term securities and to obtain short-term credit.

Off-balance sheet arrangements

Our off-balance sheet arrangements include our operating lease obligations for portions of PVNGS Units 1 and 2, the Eastern Interconnect Project (“EIP”) transmission line, and Delta, a 132 MW gas-fired generating plant.

In 1985 and 1986, we consummated sale and leaseback transactions for our interest in PVNGS Units 1 and 2. The original purpose of the sale-leaseback financing was to lower revenue requirements and to levelize the ratemaking impact of PVNGS being placed in-service. The lease payments reflected lower capital costs as the equity investors were able to capitalize the investment with greater leverage than us and because the sale transferred tax benefits that we could not fully utilize. Under traditional ratemaking, the capital costs of ownership of a major rate base addition, such as a nuclear plant, are front-end loaded. The revenue requirements are high in the initial years and decline over the life of the plant as depreciation occurs. On the other hand, the lease payments are level over the lease term. The leases, which expire in 2015 and 2016, contain options to renew the leases at a fixed price or to purchase the property for fair market value at the end of the lease terms. We are exploring our alternatives.

Additionally, in 1996, we entered into an operating lease agreement for the rights to all the output of the Delta generating plant for 20 years. The gas turbine generating unit is owned and operated by a variable interest entity. The plant is mainly used as a peaking plant to meet peak load requirements.

These arrangements help ensure us the availability of lower-cost generation needed to serve customers.

For reasons similar to the above, we built and sold the EIP Transmission Line in sale and leaseback transactions in 1985. The EIP line is 216 miles long and runs from near Albuquerque to the Texas-New Mexico border. It is a 345kv line with a capacity of 200 MW and is one of two interconnections in New Mexico linking the Western regional electrical grid with the West Texas grid. We currently own 60% and operate 40% of the EIP line under the terms of a lease agreement extending into 2015 with fixed-rate and fair market renewal options and a fair market value purchase option.

In addition to operating costs, we are required to make payments under these leases. The future lease payments as of January 1, 2011 are shown below. The amounts for the PVNGS and EIP leases have been reduced by amounts that will be returned to PNM through its ownership in related lessor notes.

	PVNGS units 1&2	EIP	Delta	Total

	(In thousands)
2011	$13,435	$54	$5,956	$19,445
2012	25,078	498	5,956	31,532
2013	27,427	2,845	5,956	36,228
2014	32,236	2,845	5,956	41,037
2015	17,082	1,422	5,956	24,460
Thereafter	3,270	—	27,298	30,568

Total	$118,528	$7,664	$57,078	$183,270

Commitments and Contractual Obligations

The following table sets forth the Company's long-term contractual obligations as of December 31, 2010:

	Payments Due

Contractual Obligations	2011	2012—2013	2014—2015	2016 and Thereafter	Total

	(In thousands)
Long-term debt (a)	$—	$—	$39,300	$1,016,570	$1,055,870
Interest on long-term debt (b)	67,992	135,984	135,062	681,095	1,020,133
Operating leases (c)	40,002	89,431	84,254	114,598	328,285
Purchased power agreements (d)	17,276	25,038	6,657	18,638	67,609
Coal contracts (e)	55,950	114,391	117,817	98,802	386,960
Pension and retiree medical (f)	47,117	128,200	86,200	—	261,517
Construction expenditures (g)	278,361	365,336	348,606	—	992,303
Service billings (h)	93,051	180,686	189,845	—	463,582

Total (i)	$599,749	$1,039,066	$1,007,741	$1,929,703	$4,576,259

(a)	Represents total long-term debt, excluding unamortized discount of $0.1 million.
(b)	Represents interest payments during the period.
(c)	The operating lease amounts are net of amounts to be returned to the Company as payments on its investments in related lessor notes.
(d)	Purchased power agreements amounts do not include amounts for a variable interest entity that the Company is obligated to pay since that entity is consolidated by the Company in accordance with GAAP.
(e)	Represents only certain minimum payments that may be required under the coal contracts if no deliveries are made.
(f)	The Company only forecasts funding for its pension and retiree medical plan for the next five years.
(g)	Represents forecasted capital expenditures, under which substantial commitments have been made. The Company only forecasts capital expenditures for the next five years.
(h)	Represents the forecasted allocation of corporate expenses to the Company from PNMR. The costs ultimately allocated to the Company are based on the actual costs incurred at the corporate level, including, but not limited to, certain finance and accounting, human resources, legal, information technology, and facilities services. The Company only forecasts allocated costs for the next five years.
(i)	The Company is unable to reasonably estimate the timing of liability and interest payments for uncertain income tax positions in individual years due to uncertainties in the timing of the effective settlement of tax positions. Therefore, the Company's liability of $11.9 million and interest payable of less than $0.1 million are not reflected in this table.

Contingent provisions of certain obligations

We have a number of debt obligations and other contractual commitments that contain contingent provisions. Some of these, if triggered, could affect our liquidity. We could be required to provide security, immediately pay outstanding obligations or be prevented from drawing on unused capacity under certain credit agreements if the contingent requirements were to be triggered. The most significant consequences resulting from these contingent requirements are detailed in the discussion below.

The PNM Facility contains “ratings triggers,” for pricing purposes only. If we are downgraded or upgraded by the ratings agencies, the result would be an increase or decrease in interest cost, respectively. In addition, this facility contains a requirement that requires us to maintain a debt-to-capital ratio, including the present value of payments under the PVNGS and EIP leases as debt, of less than 65%. If such ratio were to exceed 65%, we could be required to repay all borrowings under the PNM Facility, be prevented from drawing on the unused capacity under the PNM Facility, and be required to provide security for all outstanding letters of credit issued under the PNM Facility.

If the foregoing requirement were to be triggered under the PNM Facility resulting in an acceleration of the outstanding loans under the PNM Facility, a cross-default provision in the PVNGS leases could occur if the accelerated amount is not paid. If a cross-default provision is triggered, the lessors have the ability to accelerate their rights under the leases, including acceleration of all future lease payments.

Our standard purchase agreement for the procurement of gas for our fuel needs contains a contingent requirement that could require us to provide security for our gas purchase obligations if the seller were to reasonably believe that we were unable to fulfill our payment obligations under the agreement.

The master agreement for the sale of electricity in the Western Systems Power Pool (“WSPP”) contains a contingent requirement that could require us to provide security if our debt were to fall below investment grade rating. Additionally, we utilize standard derivative contracts to financially hedge and trade energy. These agreements contain contingent requirements that require us to provide security if our debt falls below investment grade rating. The WSPP agreement also contains a contingent requirement, commonly called a material adverse change provision, which could require us to provide security if a material adverse change in its financial condition or operations were to occur.

No conditions have occurred that would result in any of the above contingent provisions being implemented.

Capital structure

The capitalization table below does not include operating lease obligations as debt.

	June 30, 2011	December 31, 2010

PNM common equity	51.1%	51.3%
Preferred stock	0.5%	0.5%
Long-term debt	48.4%	48.2%

Total capitalization	100.0%	100.0%

Dividends

During the nine months ended September 30, 2011, we paid $47.3 million in dividends to PNMR, including $39.1 million that we declared in December 2010. We paid $28.0 million, $299.7 million and $40.0 million in dividends to PNMR in 2010, 2009 and 2008. Dividends in 2009 primarily relate to the sale of the PNM Gas segment.

Description of the notes

We will issue the notes as a separate series of debt securities under an indenture dated as of August 1, 1998, between us and Union Bank, N.A. (ultimate successor to The Chase Manhattan Bank as trustee), as trustee, as supplemented and amended and to be further supplemented and amended by the fourth supplemental indenture to be dated as of October     , 2011, between us and the trustee. The notes initially will be issued in an aggregate principal amount of $         million. The notes will not be subject to a sinking fund provision. The notes will mature and become due and payable on October     ,         . The notes will be issued in the form of one or more global notes registered in the name of The Depository Trust Company or its nominee, as described below under “Description of notes—Book-entry issuance.”

The following description is a summary of the material provisions of the notes, the indenture and the fourth supplemental indenture. These descriptions do not restate the indenture and the fourth supplemental indenture in their entirety. We urge you to read the indenture and the fourth supplemental indenture because they, and not this description, define your rights as a holder of the notes. We have incorporated by reference a copy of the indenture into the registration statement of which this prospectus supplement and the accompanying prospectus are a part.

The notes are “debt securities” as that term is used in the accompanying prospectus. The description of the notes in this prospectus supplement replaces the description of the general provisions of the debt securities and the indenture in the accompanying prospectus to the extent that the following description is inconsistent with those provisions.

In this Description of the notes, references to the indenture mean the indenture as supplemented and amended by the fourth supplemental indenture creating the notes. We will file the fourth supplemental indenture as an exhibit to a current report on Form 8-K.

General

The notes:

•	will be unsecured senior indebtedness of PNM;

•	will be senior in right of payment to all our future subordinated indebtedness;

•	will rank equally in right of payment with all our existing and future senior indebtedness;

•	will not be subject to any sinking fund; and

•	will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000.

The notes will be initially limited to $         million aggregate principal amount. We may issue additional notes of this series in the future without the consent of the existing holders. Any such additional notes will have the same terms as the notes being offered by this prospectus supplement but may be offered at a different public offering price than the notes being offered by this prospectus supplement. If issued, these additional notes will become part of the same series as the notes being offered by this prospectus supplement. Holders of the notes and any additional notes will be treated as a single class for all purposes under the indenture, including waivers, amendments and redemption.

Maturity, interest and principal payments

The notes will mature on October      ,         . Interest on the notes will accrue at the rate of      % per annum from October      , 2011. Interest on the notes will be payable semi-annually in arrears on                      and                      of each year, commencing                      , 2012, to noteholders of record on the close of business on the second day immediately preceding the applicable interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any interest payment date would otherwise fall on a day that is not a business day, that interest payment date will be postponed to the next day that is a business day and no interest or other payment will accrue as a result of that postponement. Principal of, premium, if any, and interest on the notes will be payable, and the notes will be transferable, at our office or agency in The City of New York maintained for those purposes, which initially will be the corporate trust office or agency of Union Bank, N.A. maintained in New York, New York. We will not impose any service charge for any transfer, exchange or redemption of notes, but we or the trustee may require payment of any tax or other governmental charge that may be payable in connection with transfers, exchanges or redemptions.

Ranking

The notes will be our direct, senior and unsecured general obligations and will rank without preference or priority among themselves and equally with all of our existing and future unsubordinated and unsecured debt and will be effectively subordinated to the claims of holders of any future secured debt with respect to the collateral securing such claims. The notes will be senior in right of payment to any future subordinated unsecured debt that we may incur. As of June 30, 2011, we had $1,328.8 million aggregate principal amount of short-term and long-term unsecured debt and no secured debt outstanding.

Except as described under “Description of Senior Unsecured Notes—Restrictions on Liens” in the accompanying prospectus, the indenture under which the notes will be issued will not limit our ability to issue or incur other debt or liabilities (secured or unsecured) or issue preferred stock. In addition, the indenture will not contain provisions that afford holders of the notes protection in the event of a highly leveraged transaction or other similar transaction involving us that may adversely affect the holders.

Optional redemption

We may, at our option, redeem some or all of the notes on any date that is prior to the date that is three months prior to the maturity date, at any time in whole or from time to time in part, at a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the applicable redemption date:

•	100% of the principal amount of the notes to be redeemed; and

•

the sum of the present values of the remaining scheduled payments of the principal amount and interest on the notes to be redeemed (not including any portion of payments of interest accrued as of the applicable redemption date), discounted to the applicable redemption date in accordance with customary market practice on a semi-annual basis at a rate equal to the sum of the Treasury Rate plus     %.

In addition, at any time on or after the date that is three months prior to the maturity date, the notes may be redeemed at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed on the redemption date plus, in each case, accrued and unpaid interest on the notes to the redemption date.

Prior to the date that is three months prior to the maturity date, the redemption prices will be calculated by the Independent Investment Banker assuming a 360-day year consisting of twelve 30-day months. For purposes of calculating the redemption prices, the following terms will have the meanings set forth below.

“Business Day” means any day, other than (i) a Saturday or Sunday, (ii) a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to remain closed, or (iii) a day on which the Corporate Trust Office of the trustee is closed for business.

“Comparable Treasury Issue” means the U.S. Treasury security or securities selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary market practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date,

•

the bid-side price for the Comparable Treasury Issue as of the third Business Day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Wall Street Journal in the table entitled “Treasury Bonds, Notes, and Bills,” as determined by the Independent Investment Banker, or

•	if such release (or any successor release) is not published or does not contain such prices on such Business Day:

•	the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations;

•	if the Independent Investment Banker obtains fewer than four Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received; or

•	if only one Reference Treasury Dealer Quotation is received, such quotation.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by us.

“Reference Treasury Dealer” means each of four primary U.S. Government securities dealers in New York City (each a “Primary Treasury Dealer”), consisting of (i) J.P. Morgan Securities LLC (or its affiliate), (ii) one Primary Treasury Dealer selected by Mitsubishi UFJ Securities (USA), Inc., and (iii) two other nationally recognized investment banking firms (or their affiliates) that we select in connection with the particular redemption, and their respective successors, provided that if any of them ceases to be a Primary Treasury Dealer, we will substitute another nationally recognized investment banking firm (or its affiliate) that is a Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding that redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated on the third Business Day preceding the applicable redemption date, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

We will mail notice of any redemption, at least 30 days but not more than 60 days before the applicable redemption date, to each holder of the notes to be redeemed. If we redeem less than all of the notes, the trustee will select the particular notes to be redeemed by lot, on a pro rata basis or by another method the trustee deems fair and appropriate.

Unless we default in the payment of the redemption price, on and after the applicable redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

Defeasance and covenant defeasance

The notes, in whole or in any specified part, and certain of our covenants under the indenture shall be defeasible pursuant to the defeasance provisions of the indenture. See “Description of Senior Unsecured Notes—Discharge, Defeasance and Covenant Defeasance” in the accompanying prospectus.

Book-entry issuance

We will issue the notes in the form of one or more fully registered global securities. The global securities will be deposited with the trustee under the indenture as custodian for the depositary, which will be The Depository Trust Company (“DTC”), and registered in the name of the depositary or its nominee.

Unless and until it is exchanged in whole or in part for the individual notes it represents, a global security may not be transferred except as a whole:

•	by the applicable depositary to a nominee of the depositary;
•	by any nominee of the depositary to the depositary or another nominee; or
•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

Investors may hold their beneficial interests in the global securities directly through the depositary if they have an account with the depositary or indirectly through organizations that have accounts with the depositary.

The following is based on information furnished to us by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of sales and other securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, trust companies and clearing companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of the notes under the DTC system must be made by or through Direct Participants, who will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by Direct Participants with the trustee on behalf of DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal and interest payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Company or its agent on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the Company or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or its agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to the Company or the trustee. Under such circumstances, if a successor securities depository is not obtained, security certificates are required to be printed and delivered.

The Company may decide to discontinue use of the system of book-entry only transfers through DTC (or a successor securities depository). In that event, security certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

We have no responsibility for the performance by DTC or its Participants of their respective obligations as described in this prospectus supplement or under the rules and procedures governing their respective operations.

The trustee

The trustee under the indenture as supplemented and amended and to be further supplemented and amended by the fourth supplemental indenture is Union Bank N.A. The indenture provides that, except during the continuance of an event of default, the trustee will perform only the duties that are specifically set forth in the indenture. If an event of default has occurred and is continuing, the trustee will exercise such of the rights and powers vested in it under the indenture and use the same degree of care and skill in their exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The indenture and provisions of the Trust Indenture Act of 1939, as amended (the “TIA”), contain limitations on the rights of the trustee, should it become a creditor of PNM, to obtain payment of claims in certain cases or to realize on certain property received by it on any such claims, as security or otherwise. The trustee is permitted to engage in other transactions, but if it acquires any conflicting interest as defined in the TIA and a default occurs it must eliminate that conflict within 90 days, apply to the SEC for permission to continue as trustee or resign.

Mitsubishi UFJ Securities (USA), Inc., an affiliate of Union Bank, N.A., is an underwriter in this offering and Union Bank, N.A. and its affiliates act, and may act, as trustee under our and our affiliates’ other various indentures and trusts. We and our affiliates also maintain credit and liquidity facilities and conduct other banking transactions with affiliates of the trustee in the ordinary course of our businesses.

Certain United States federal income tax considerations

The following discussion summarizes certain U.S. federal income tax considerations of purchasing, owning and disposing of the notes. This discussion applies only to the holders of the notes that acquire the notes pursuant to this prospectus supplement at their initial offering price and that hold the notes as capital assets.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	brokers or dealers in securities or currencies;

•	regulated investment companies;

•	real estate investment trusts;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	U.S. expatriates;

•	banks, thrifts or other financial institutions;

•	insurance companies;

•	persons subject to the alternative minimum tax; and

•	entities that are tax-exempt for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner or member generally will depend upon the status of the partner or member and the activities of the entity. If you are a partner or member in such an entity that is considering an investment in the notes, you should consult your own tax advisors.

This discussion is included for general information only and does not address all of the aspects of U.S. federal income taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this discussion does not address any state or local income, foreign income or other tax consequences. This discussion is based on U.S. federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this prospectus supplement. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of notes as described below. Before you purchase notes, you should consult your own tax advisor regarding the particular U.S. federal, state and local income, foreign income and other tax consequences that may be applicable to you of acquiring, owning and disposing of notes.

U.S. holders

The following summary applies to you only if you are a U.S. holder (as defined below).

A “U.S. holder” is a beneficial owner of a note that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Payment of stated interest

Stated interest on your notes generally will be taxed to you as ordinary interest income. If you use, for U.S. federal income tax purposes, the cash method of accounting, you will have to include such interest in your gross income at the time that you receive such interest, and if you use the accrual method of accounting, you will have to include such interest in your gross income at the time such interest accrues.

Sale or other taxable disposition of notes

Upon the sale, redemption, retirement at maturity or other taxable disposition of your notes, you generally will recognize gain or loss equal to the difference, if any, between:

•

the amount realized on the sale, redemption, retirement or other taxable disposition, less any amount attributable to accrued and unpaid interest, which will be taxable as ordinary interest income to the extent not previously included in income; and

•	your adjusted tax basis in the notes.

Your adjusted tax basis in your notes generally will equal the amount you paid for the notes. Your gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, redemption, retirement or other taxable disposition you have held the notes for more than one year. In the case of certain non-corporate U.S. holders, long-term capital gain generally will be subject to a maximum U.S. federal income tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2013. A U.S. holder’s ability to deduct capital losses may be limited.

Information reporting and backup withholding

Information reporting requirements generally apply to interest and principal payments and to the proceeds of sales or other taxable dispositions (unless you are an exempt recipient). Backup withholding (currently at a rate of 28%, and currently scheduled to increase to 31% for payments made after December 31, 2012) generally will apply to those payments if the U.S. holder fails to provide a correct taxpayer identification number, or certification of exempt status, if the U.S. holder is notified by the Internal Revenue Service that it has become subject to backup withholding due to prior failure to report in full payments of interest and dividend income, or if the U.S. holder otherwise fails to comply with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax and any amounts so withheld may be refunded or credited against your U.S. federal income tax liability if the required information is timely provided to the Internal Revenue Service.

Non-U.S. holders

The following summary applies to you if you are a non-U.S. holder, which is a beneficial owner of a note that is not a U.S. holder and is not a partnership (or an entity treated as a partnership for U.S. federal income tax purposes).

U.S. federal withholding tax

Under current U.S. federal income tax laws, and subject to the discussion below, U.S. federal withholding tax will not apply to payments by us or our paying agent (in its capacity as such) of interest on your notes under the “portfolio interest” exception of the Code, provided that interest on the notes is not effectively connected with your conduct of a trade or business in the United States and:

•	you do not, directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership; and

•

you (1) provide your name and address and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an Internal Revenue Service Form W-8BEN or other applicable form) or (2) hold the notes through certain foreign intermediaries or certain foreign partnerships, and you and the foreign intermediary or foreign partnership satisfy the certification requirements of applicable Treasury regulations.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed Internal Revenue Service Form W-8BEN (or other applicable form) claiming an exemption from (or a reduction of) withholding under the benefit of a U.S. income tax treaty, or you provide us with a properly executed Internal Revenue Service Form W-8ECI (or other applicable form) claiming that the payments of interest are effectively connected with your conduct of a trade or business in the United States.

U.S. federal income tax

If you are engaged in a trade or business in the United States and interest on your notes is effectively connected with the conduct of that trade or business (and, if a U.S. income tax treaty applies, you maintain a U.S. “permanent establishment” to which the interest is generally attributable), you generally will be subject to U.S. income tax on a net income basis on such interest in generally the same manner as if you were a U.S. holder. In this instance, however, the interest on your notes will be exempt from the 30% U.S. withholding tax discussed above under “—U.S. federal withholding tax” provided the certification requirements discussed therein are satisfied. In addition, if you are a foreign corporation, you may be subject to a U.S. branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a U.S. income tax treaty with your country of residence.

Subject to the discussion of backup withholding below, you generally will not have to pay U.S. federal income tax on any gain realized from the sale, redemption, retirement at maturity or other taxable disposition of your notes unless:

•	you are an individual present in the United States for 183 days or more during the taxable year of the sale or other taxable disposition of your notes and specific other conditions are met; or

•

the gain is effectively connected with your conduct of a United States trade or business, and, if a U.S. income tax treaty applies, is attributable to a U.S. “permanent establishment” maintained by you.

If a non-U.S. holder is described in the first bullet point above, such holder will be subject to a flat 30% tax on the gain derived from the sale, redemption, retirement or other taxable disposition, which may be offset by U.S. source capital losses. If a non-U.S. holder is described in the second bullet point above, it will be subject to tax on the net gain derived from the sale, redemption, retirement or other taxable disposition in the same manner as if the non-U.S. holder were a U.S. holder. If a non-U.S. holder is a foreign corporation that falls under the second bullet point above, it also may be subject to a U.S. branch profits tax equal to 30% (or lesser rate as may be specified under an applicable income tax treaty).

Information reporting and backup withholding

Generally, we must report annually to the Internal Revenue Service and to non-U.S. holders the amount of interest paid to non-U.S. holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest and withholding also may be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest that we make, provided the statement described above in the last bullet point under “—U.S. federal withholding tax” has been received and we do not have actual knowledge or reason to know that the holder is a United States person (as defined under the Code) that is not an exempt recipient.

A non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of the sale or other taxable disposition of a note within the United States or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received, and the payor does not have actual knowledge or reason to know that a holder is a United States person (as defined under the Code) that is not an exempt recipient, or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts so withheld may be refunded or credited against your U.S. federal income tax liability if the required information is timely provided to the Internal Revenue Service.

Underwriting (conflicts of interest)

J.P. Morgan Securities LLC and Mitsubishi UFJ Securities (USA), Inc. are acting as the representatives of the underwriters of this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to a current report on Form 8-K, each of the underwriters named below has severally agreed to purchase from us the principal amount of notes shown opposite its name below:

Underwriters	Aggregate principal amount of notes

J.P. Morgan Securities LLC		$
Mitsubishi UFJ Securities (USA), Inc.

Total	$

The underwriting agreement provides that the underwriters’ obligation to purchase the notes depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the notes offered hereby, if any of the notes are purchased,
•	the representations and warranties made by us to the underwriters are true,
•	there is no material change in our business or in the financial markets, and
•	we deliver customary closing documents to the underwriters.

Commissions and expenses

The representatives of the underwriters have advised us that the underwriters propose to offer the notes directly to the public at the public offering price on the cover of this prospectus supplement and may offer the notes to selected dealers at a price that represents a concession not in excess of    % of the principal amount of the notes. Such dealers may reallow a concession not in excess of    % of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the public offering price and other selling terms may from time to time be varied by the underwriters.

The following table shows the underwriting discounts and commissions to be paid to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by us

Per Note		%

The expenses of the offering that are payable by us are estimated to be $600,000 (excluding underwriting discounts and commissions).

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, short positions and penalty bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the notes and short positions created by the underwriters involve the sale of a greater aggregate principal amount of notes than the underwriters are required to purchase from us. The representatives of the underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers for notes sold in the offering may be reclaimed by the representatives of the underwriters if such notes are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the notes which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at anytime.

Trading market

We do not intend to apply for listing of the notes on a securities exchange or for quotation among automated quotation systems, but have been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for the notes.

Conflicts of interest

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, is expected to be one of the co-documentation agents on, and a lender under, the New PNM Facility and J.P. Morgan Securities LLC is expected to be one of the joint lead arrangers and co-book managers under the New PNM Facility. Union Bank, N.A., an affiliate of Mitsubishi UFJ Securities (USA), Inc., is expected to be trustee under the indenture governing the notes offered hereby, syndication agent on, and a lender and one of the joint lead arrangers and co-book managers under the New PNM Facility. Certain of the underwriters and their affiliates are also expected to be agents or lenders under the New PNM Facility. Certain of the underwriters and their affiliates are currently agents and lenders under the PNM Facility and will receive a portion of the net proceeds of this offering in connection with the repayment of the PNM Facility. See “Use of Proceeds”.

Certain of the underwriters in this offering, or their affiliates will receive more than 5% of the net proceeds of this offering in connection with the repayment of outstanding borrowings under the PNM Facility. See “Use of Proceeds”. Accordingly, this offering is being made in compliance with the requirements of the FINRA Rule 5121. Because the notes to be offered will be rated investment grade, pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary. Such underwriters will not confirm sales of the debt securities to any account over which they exercise discretionary authority without the prior written approval of the customer.

Legal matters

Certain legal matters in connection with the offering of the notes will be passed upon for us by Charles L. Moore, Esq. Associate General Counsel of PNMR, Troutman Sanders LLP and Snell & Wilmer L.L.P. As of September 30, 2011, Charles L. Moore, Esq. held options to acquire 35,000 shares of PNMR common stock (27,500 of which were exercisable) and restricted stock awards for 2,000 shares (of which none had vested). The validity of the notes offered hereby will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP.

Where you can find more information

We file annual, quarterly and current reports and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Our Internet address is www.pnm.com. The contents of the website are not a part of the registration statement of which this prospectus supplement and the accompanying prospectus is a part and you should rely only on the information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein when making a decision about whether to invest in the notes. Our filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are accessible free of charge at http://www.pnmresources.com, the website of PNMR, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

We are “incorporating by reference” in this prospectus supplement and the accompanying prospectus information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. Our combined filings with the SEC present separate filings by us, by our parent, PNMR and by Texas-New Mexico Power Company (“TNMP”), another wholly-owned subsidiary of PNMR. Information contained therein relating to an individual registrant is filed by that registrant on its own behalf and each registrant makes no representation as to information relating to other registrants. The information we incorporate by reference is considered to be part of this prospectus supplement, unless it is updated or superseded by the information contained in this prospectus supplement or the information we file subsequently with the SEC that is incorporated by reference in this prospectus supplement. We are incorporating by reference the following documents that we have filed with the SEC (except those portions of filings that relate to PNMR or TNMP as separate registrants), other than any information in these documents that is deemed not to be “filed” with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed on March 1, 2011;

•	PNMR’s Proxy Statement on Schedule 14A, as filed on April 5, 2011;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011, as filed on May 6, 2011 and August 9, 2011, respectively; and

•	Our Current Reports on Form 8-K, as filed on March 1, 2011, March 31, 2011, August 12, 2011 and October 6, 2011.

We also incorporate by reference into this prospectus any filings we make with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus supplement.

You may obtain without charge a copy of any of the documents we incorporate by reference, except for exhibits to such documents which are not specifically incorporated by reference into such documents, by contacting us at Public Service Company of New Mexico, Alvarado Square, Albuquerque, New Mexico, 87158, Attention: Shareholder Services. You may also telephone your request at (505) 241-2049.

PROSPECTUS

$600,000,000

PUBLIC SERVICE COMPANY OF

NEW MEXICO

SENIOR UNSECURED NOTES

We may offer from time to time up to an aggregate of $600,000,000 of our senior unsecured notes. We will specify the principal amount of senior unsecured notes being offered and the underwriters, dealers or agents, if any, for the offering, together with the terms and conditions for such offering, the public offering price, the underwriting discounts and commissions or other fees and our net proceeds from the sale thereof, in supplements to this prospectus. You should read both the prospectus and the applicable prospectus supplement carefully before you invest.

Our principal executive offices are located at Alvarado Square, Albuquerque, New Mexico, 87158 and our telephone number is (505) 241-2700.

Investing in our senior unsecured notes involves risk. See “Risk Factors” on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 26, 2011.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $600,000,000. This prospectus provides you with a general description of the securities that we may offer. Each time we offer any of the securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the documents that are incorporated by reference herein that are described under the heading “Where You Can Find More Information” before investing in the securities. This prospectus contains summaries of certain provisions contained in some of the documents described in this prospectus. Please refer to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to in this prospectus have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “PNM”, “we”, “our”, “us”, or similar references mean Public Service Company of New Mexico and all of its subsidiaries.

You should rely only on the information contained or incorporated by reference in this prospectus, any applicable prospectus supplements and any free writing prospectus prepared by or on behalf of us. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, any applicable prospectus supplement, any free writing prospectuses and the documents incorporated by reference is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations and prospects may have changed since those dates.

In particular, you should carefully consider the risks and uncertainties described under the section titled “Risk Factors” or otherwise included in any applicable prospectus supplement or incorporated by reference in this prospectus before you decide whether to purchase the securities. These risks and uncertainties, together with those not known to us or those that we may deem immaterial, could impair our business and ultimately affect our ability to make payments on the securities.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Our Internet address is www.pnm.com. The contents of the website are not a part of the registration statement of which this prospectus is a part. Our filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are accessible free of charge at http://www.pnmresources.com, the website of PNM Resources, Inc. (“PNMR”), our parent company, as soon as reasonably practicable after we electronically files such material with, or furnishes it to, the SEC. These reports are also available upon request in print from us free of charge.

We are “incorporating by reference” in this prospectus information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. Our combined filings with the SEC present separate filings by PNMR, PNM and Texas-New Mexico Power Company (“TNMP”), a wholly-owned subsidiary of PNMR. Information contained therein relating to an individual registrant is filed by that registrant on its own behalf and each registrant makes no representation as to information relating to other registrants. The information we incorporate by reference is considered to be part of this prospectus, unless it is updated or superseded by the information contained in this prospectus or the information we file subsequently with the SEC that is incorporated by reference in this prospectus or a prospectus supplement. We are incorporating by reference the following documents that we have filed with the SEC (except those portions of filings that relate to PNMR or TNMP as separate registrants), other than any information in these documents that is deemed not to be “filed” with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 as filed on March 1, 2011;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 as filed on May 6, 2011;

•	PNMR’s Proxy Statement on Schedule 14A as filed on April 5, 2011; and

•	Our Current Reports on Form 8-K as filed on March 1, 2011 and March 31, 2011.

We also incorporate by reference into this prospectus any filings we make with the SEC (excluding information furnished under Items 2.02 or 7.01 of Current Reports on Form 8-K) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the initial filing of the registration statement that contains this prospectus.

You may obtain without charge a copy of any of the documents we incorporate by reference, except for exhibits to such documents which are not specifically incorporated by reference into such documents, by contacting us at Public Service Company of New Mexico, Alvarado Square, Albuquerque, New Mexico, 87158, Attention: Shareholder Services. You may also telephone your request at (505) 241-2868.

PUBLIC SERVICE COMPANY OF NEW MEXICO

We are a public utility company that was organized under the laws of the State of New Mexico on May 9, 1917. We are an integrated public utility with regulated operations primarily engaged in the generation, transmission and distribution of electricity, and through January 29, 2009, the transmission and distribution and sale of natural gas. PNM is a wholly-owned subsidiary of PNMR, an investor-owned holding company of energy and energy-related businesses.

Our executive offices are located at Alvarado Square, Albuquerque, New Mexico 87158, and our telephone number is (505)  241-2700.

RISK FACTORS

Investing in the securities involves risk. Please carefully consider the specific risks set forth under the section entitled “Risk Factors” in our Annual Report on Form 10-K and other reports filed with the SEC, which are all incorporated by reference in this prospectus and in the applicable prospectus supplement. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus or the applicable supplement to this prospectus. The risks and uncertainties described are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations, financial results and the value of our securities.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference “forward-looking statements,” which you can generally identify by our use of forward-looking words including “believe,” “expect,” “intend,” “may,” “will,” “should,” “could,” “anticipate” or “plan” or the negative or other variations of these terms or comparable terminology, or by discussion of strategies that involve risks and uncertainties. These forward-looking statements relate to future events or our expectations, projections, estimates, intentions, goals, targets, and strategies and are made pursuant to the Private Securities Litigation Reform Act of 1995. You are cautioned that all forward-looking statements are based upon current expectations and estimates, and we assume no obligation to update this information.

Because actual results may differ materially from those expressed or implied by these forward-looking statements, we caution you not to place undue reliance on these statements. Our business, financial condition, cash flow, and operating results are influenced by many factors, which are often beyond our control, that can cause actual results to differ from those expressed or implied by the forward-looking statements.

Important risk factors that could cause our results to differ materially from those expressed in the forward-looking statements are listed under “Risk Factors” in a prospectus supplement and may also be found in our periodic reports filed with the SEC at www.sec.gov. These risk factors include, without limitation:

•

Conditions affecting our ability to access the financial markets and our ability to negotiate new credit facilities for those expiring in 2012, including disruptions in the credit markets and actions by ratings agencies affecting our credit ratings,

•

The impacts of the decline in the values of marketable equity securities on the trust funds maintained to provide nuclear decommissioning funding and pension and other postretirement benefits, including the levels of funding and expense,

•	The recession and its impacts on the electricity usage of our customers,

•

State and federal regulatory, legislative, and judicial decisions and actions, including the outcomes of our pending electric rate case and transmission rate case, and appeals of prior regulatory proceedings,

•

Our ability to successfully defend the utilization of a future test year in our current electric rate filing with the New Mexico Public Regulation Commission (“NMPRC”), including our ability to withstand challenges by regulators and intervenors, in the event the pending stipulation in that case is not approved,

•	Our ability to successfully forecast and manage operating and capital expenditures, particularly in the context of a future test year rate case,

•	Our ability to recover our costs and earn our allowed returns in our regulated jurisdictions,

•	Our ability to meet the renewable energy requirements established by the NMPRC, including the resource diversity requirement, within the specified cost parameters,

•

The risk that replacement power costs incurred by us related to not meeting the specified capacity factor for our generating units under our Emergency Fuel and Purchased Power Adjustment Clause will not be approved by the NMPRC,

•	The risk that we may not be able to recover the increased costs of rights-of-way renewals on Native American lands through rates charged to customers,

•

State and federal regulation or legislation relating to climate change, reduction of greenhouse gas emissions, coal combustion byproducts, nitrogen oxides, and other power plant emissions, including the risk that we may have to commit to substantial capital investments and additional operating costs to comply with new environmental requirements including possible future requirements to address regional haze regulations and related Best Available Retrofit Technology requirements and concerns about global climate change, and the resultant impacts on the operations and economic viability of generating plants in which we have interests,

•

The performance of our generating units, including the Palo Verde Nuclear Generating Station, the San Juan Generating Station, and the Four Corners Power Plant, transmission systems, and distribution systems, which could be negatively affected by major equipment failures, major weather disruptions, disruptions in fuel supply, and other significant operational issues,

•	The risks associated with completion of generation, transmission, distribution, and other projects, including construction delays and unanticipated cost overruns,

•

Uncertainty regarding the requirements and related costs of decommissioning power plants owned or partially owned by us and coal mines supplying certain of our power plants, as well as the ability to recover decommissioning costs from customers,

•

Uncertainty surrounding the status of our participation in jointly-owned projects resulting from the scheduled expiration of the operational documents for the projects beginning in 2016 and potential changes in the objectives of the participants in the projects,

•

The risk that recently enacted reliability standards regarding available transmission capacity may reduce certain of our transmission rights used to transmit our generation resources and provide access to transmission customers resulting in a need to purchase additional transmission capacity, reduce sales of transmission capacity, or operate generation less economically,

•	Collections experience,

•	Fluctuations in interest rates,

•	Weather,

•	Water supply,

•	Changes in fuel costs,

•	Availability of fuel supplies,

•	The effectiveness of risk management and commodity risk transactions,

•	Seasonality and other changes in supply and demand in the market for electric power,

•	The impact of mandatory energy efficiency measures on customer energy usage,

•	Variability of wholesale power prices and natural gas prices,

•	Volatility and liquidity in the wholesale power markets and the natural gas markets,

•	Uncertainty regarding the ongoing validity of government programs for emission allowances,

•	Changes in the competitive environment in the electric industry,

•	The outcome of legal proceedings,

•	The extent if insurance coverage available for claims made in litigation,

•	Changes in applicable accounting principles, and

•	The performance of state, regional, and national economies.

USE OF PROCEEDS

Except as may otherwise be set forth in a prospectus supplement, the proceeds from the sale of these senior unsecured notes may be used to retire outstanding debt, to finance a portion of our capital expenditures and for other general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges(1) for the periods indicated:

Three Months Ended March 31, 2011	Year Ended December 31
	2010	2009	2008(2)	2007	2006
1.30	2.15	1.35	0.12	1.31	2.23

(1)

For the purpose of computing the ratios of earnings to fixed charges, “earnings” represent (i) pretax income from continuing operations before adjustment for non-controlling interests in unconsolidated subsidiaries, and (ii) fixed charges as below, less (A) interest capitalized, and (B) non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” include (i) interest expensed and capitalized, (ii) amortized premiums, discounts and expenses related to indebtedness, (iii) interest from discontinued operations (including capitalized interest), and (iv) estimated interest factor of lease rental charges.

(2)	The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $83.9 million for the year ended December 31, 2008

DESCRIPTION OF SENIOR UNSECURED NOTES

General

The following description sets forth certain general terms and provisions of our senior unsecured notes, or SUNs. When we offer SUNs in the future, a prospectus supplement will explain the particular terms of those SUNs, and the extent to which any of these general provisions will not apply.

The SUNs will be our unsecured and unsubordinated obligations ranking equally with all of our existing and future unsecured and unsubordinated obligations. We may issue the SUNs from time to time in one or more series, under the indenture dated as of August 1, 1998 between us and The Bank of New York Mellon Trust Company, N.A.(formerly The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank, N.A.)), as trustee (the “Trustee”). This indenture, as it may be amended and supplemented from time to time, is referred to in this prospectus as the Indenture.

We have summarized selected provisions of the Indenture below. You should read this summary together with the Indenture, any supplemental indentures or other documents establishing the SUNs for a complete understanding of the provisions that may be important to you. You should also read this prospectus and any applicable prospectus supplement before you make any investment decision. The following descriptions of the SUNs and the Indenture are qualified by reference to the Indenture, which is filed as an exhibit to the registration statement of which this prospectus is a part. References to certain sections of the Indenture are included in parentheses. Whenever particular provisions or defined terms in the Indenture are referred to under this “Description of Senior Unsecured Notes,” such provisions or defined terms are incorporated by reference herein. The Indenture is qualified under the Trust Indenture Act of 1939. You should refer to the Trust Indenture Act of 1939 for provisions that apply to the SUNs.

The Indenture provides that the applicable SUNs will be issued in one or more series, may be issued at various times, may have differing maturity dates and may bear interest at differing rates. We need not issue all SUNs of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the SUNs of that series for issuances of additional SUNs of that series.

The prospectus supplement relating to any series of SUNs being offered will include specific terms relating to that offering. These terms will include any of the following terms that apply to that series:

•	the title of the SUNs;

•	the total principal amount of the SUNs;

•	the person or persons to whom interest payments are made, if other than the registered holder;

•	the date or dates on which the principal of the SUNs will be payable, how the dates will be determined;

•	the rate or rates at which the SUNs will bear interest, if any, and how the rate or rates will be determined;

•	the date or dates from which interest on the SUNs will accrue, the interest payment dates on which interest will be paid, and the record dates for the interest payments;

•	the right, if any, to extend the interest payment periods for the SUNs and the duration of the extension;

•	the place or places at which or methods by which payments will be made;

•	whether we have the option to redeem the SUNs and, if so, the terms of our redemption option;

•	any sinking fund or other provisions or options held by holders of the SUNs that would obligate us to repurchase or otherwise redeem the SUNs;

•	if the SUNs will be issued in denominations other than $1,000 and integral multiples thereof;

•	any index or formula used for determining principal, premium or interest;

•	the currency or currencies in which payments will be made if other than United States dollars, and the manner of determining the equivalent of those amounts in United States dollars;

•

if payments may be made on any of the SUNs, at our election or at the holder’s election, in a currency or currencies other than that in which the SUNs are stated to be payable, then the currency or currencies in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

•	the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

•

if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount as of any such date or the manner of determining such amount;

•	whether the provisions described below under “Discharge, Defeasance and Covenant Defeasance” will apply to the SUNs;

•	whether the SUNs will be issuable as global securities and, if so, the securities depositary;

•	any changes or additions to the events of default under the Indenture or changes or additions to our covenants under the Indenture; and

•	any other terms of the SUNs not inconsistent with the terms of the Indenture.

(See Section 3.01)

All SUNs of any one series will be substantially identical except as to denomination and except as may otherwise be determined in the manner provided for in the Indenture. (See Section 3.01)

The SUNs are not secured by any property or assets and represent our unsecured debt obligations. As discussed below under “– Restrictions on Liens and – Restrictions on Sale and Lease-Back Transactions,” the Indenture contains certain limitations on our ability to create liens and enter into sale and leaseback transactions. Such limitations do not afford holders of the SUNs protection in the event of a highly leveraged or other transaction involving us that may adversely affect the holders of the SUNs. The Indenture does not limit our ability to pay dividends or limit our ability to incur other unsecured and unsubordinated debt ranking equally with all of our existing and future unsecured and unsubordinated obligations. However, debt to capital requirements in certain of our financial instruments and regulatory agreements would limit the amount of additional debt we could issue.

SUNs may be sold at a substantial discount below their principal amount. You should consult the applicable prospectus supplement for a description of certain special United States federal income tax considerations which may apply to SUNs sold at an original issue discount or denominated in a currency other than United States dollars.

Global SUNs

We may issue some or all of the SUNs as book-entry securities. Any such book-entry securities will be represented by one or more fully registered global securities. We will register each global security with or on behalf of a securities depositary identified in the applicable prospectus supplement. Each global security will be deposited with the securities depositary or its nominee or a custodian for the securities depositary.

As long as the securities depositary or its nominee is the registered holder of a global security representing SUNs, that person will be considered the sole owner and holder of the global security and the SUNs it represents for all purposes. Except in limited circumstances, owners of beneficial interests in a global security:

•	may not have the global security or any of the SUNs it represents registered in their names;

•	may not receive or be entitled to receive physical delivery of certificated SUNs in exchange for the global security; and

•	will not be considered the owners or holders of the global security or any of the SUNs it represents for any purposes under the SUNs or the Indenture.

We will make all payments of principal and any premium and interest on a global security to the securities depositary or its nominee as the holder of the global security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

Ownership of beneficial interests in a global security will be limited to institutions having accounts with the securities depositary or its nominee, which are called “participants” in this discussion, and to persons that hold beneficial interests through participants. When a global security representing SUNs is issued, the securities depositary will credit on its book entry, registration and transfer system the principal amounts of SUNs the global security represents to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

•	the securities depositary, with respect to participants’ interests; and

•	any participant, with respect to interests the participant holds on behalf of other persons.

Payments to owners of beneficial interests held through participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global security. None of the following will have any responsibility or liability for any aspect of the securities depositary’s or any participant’s records relating to beneficial interests in a global security representing SUNs, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

•	PNM;

•	the Trustee; or

•	an agent of either of them.

Redemption

We will set forth any terms for the redemption of the SUNs in a prospectus supplement. Unless we indicate differently in a prospectus supplement, the SUNs will be redeemable upon notice by mail to the holders between 30 and 60 days prior to the redemption date. If less than all of the SUNs of any series are to be redeemed, the Trustee will select the SUNs to be redeemed. In the absence of any provision for selection, the Trustee will choose a method of random selection that it deems fair and appropriate. (See Sections 11.03 and 11.04)

The SUNs will cease to bear interest on the redemption date. We will pay the redemption price and any accrued interest once the SUNs are surrendered for redemption. (See Section 11.06) If only part of a SUN is redeemed, the Trustee will deliver to you a new SUN of the same series for the remaining portion without charge. (See Section 11.07)

We may make any redemption, at our option, conditional upon the receipt by the paying agent or agents, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the paying agent or agents have not received the money by the date fixed for redemption, we will not be required to redeem the SUNs. (See Section 11.04)

Payment

Except as may be provided in the prospectus supplement, interest, if any, on each SUN payable on each interest payment date will be paid to the person in whose name the SUN is registered as of the close of business on the regular record date for the interest payment date. If there has been a default in the payment of interest on any SUN, the defaulted interest may be paid to the holder of that SUN as of the close of business on a date to be fixed by the Trustee, which will be between 10 and 15 days prior to the date we proposed for payment of the defaulted interest, and not less than 10 days after receipt by the Trustee of the notice of the proposed payment. The defaulted interest may also be paid in any other manner permitted by any securities exchange on which that SUN may be listed, if the Trustee finds it practicable. (See Section 3.07)

Registration of Transfer and Exchange

Unless otherwise specified in a prospectus supplement, the transfer of the SUNs may be registered, and the SUNs may be exchanged for other SUNs of the same series, of authorized denominations and with the same terms and principal amount, at the corporate trust office of the Trustee. We may change the place for registration of transfer and exchange of the SUNs and may designate additional places for registration and exchange. Unless otherwise provided in the prospectus supplement, no service charge will be made for any transfer or exchange of the SUNs. However, we may require payment to cover any tax or other governmental charge that may be imposed. We will not be required to execute or to provide for the registration of transfer of, or the exchange of:

•	any SUN during a period of 15 days prior to giving any notice of redemption; or

•	any SUN selected for redemption except the unredeemed portion of any SUN being redeemed in part.

(See Section 3.05)

Restrictions on Liens

The Indenture provides that so long as any SUNs are outstanding, we will not issue, assume, or guarantee any Debt (as defined below) secured by any mortgage, security interest, pledge, or lien (Mortgage) of or on any Operating Property (as defined below), owned as of the date of the Indenture or thereafter acquired, without also securing the outstanding SUNs (so long as the other Debt is so secured) equally and ratably with the Debt.

This limitation does not apply in the case of any Debt secured by:

•	Mortgages on any property existing at the time we acquired it;

•	Mortgages on property of a corporation with which we consolidated or merged or which transfers or leases all or substantially all of its properties to us;

•

Mortgages on property to secure all or part of the cost of acquiring, constructing, developing, or substantially repairing, altering, or improving the property, or to secure indebtedness incurred to provide funds for any of these purposes or for the reimbursement of funds previously expended for any of these purposes if created within a certain period;

•

Mortgages in favor of the United States of America or any State thereof, or any department, agency, or instrumentality or political subdivision of the United States of America or any State thereof, or for the benefit of holders of securities issued by any such entity, to secure any Debt incurred for the purpose of financing all or any part of the purchase price or the cost of constructing, developing or substantially repairing, altering, or improving the property subject to such Mortgages;

•

Mortgages on any property (x) which, at any time subsequent to January 1, 1985 through the date of the Indenture, was leased to us, or (y) pursuant to the terms of any lease to us in effect at any time subsequent to January 1, 1985 through the date of the Indenture, title to which would not have been vested in us (assuming that the lease remained in effect on the date of determination as the lease was in effect immediately prior to the date of the Indenture);

•

the extension, renewal or replacement of any Mortgage referred to above; provided, however, that the principal amount of Debt so secured and not otherwise authorized by the previous clauses, shall not exceed the principal amount of Debt, plus any premium or fee payable in connection with any such extension, renewal, or replacement, so secured at the time of such extension, renewal, or replacement.

Notwithstanding the foregoing, so long as any SUNs are outstanding, we may issue, assume, or guarantee Debt, or permit to exist Debt, secured by mortgages which would otherwise be subject to the foregoing restrictions up to an aggregate principal amount that, together with the principal amount of all of our other Debt, secured by mortgages (other than mortgages permitted by the Indenture that would otherwise be subject to the foregoing restrictions) and the Value (as defined below) of all Sale and Lease-Back Transactions (as defined below) in existence at such time (other than certain Sale and Lease-Back Transactions specified in the Indenture), does not exceed at the time the greater of ten percent (10%) of Net Tangible Assets (as defined below) or ten percent (10%) of Capitalization (as defined below).

(See Section 10.05)

Restrictions on Sale and Lease-Back Transactions

The Indenture provides that so long as any SUNs are outstanding, we will not enter into any Sale and Lease-Back Transaction with respect to any Operating Property if the commitment by the purchaser was obtained more than 18 months after the later of (i) the completion of the acquisition, construction, or development of the Operating Property or (ii) the placing in operation of the Operating Property or of the Operating Property as constructed, developed, or substantially repaired, altered, or improved, unless:

•	we are entitled pursuant to the Indenture to issue, assume, or guarantee Debt secured by a mortgage on such Operating Property without equally and ratably securing the SUNs; or

•	we are entitled pursuant to the Indenture, after giving effect to the Sale and Lease-Back Transaction, to incur $1.00 of additional Debt secured by mortgages; or

•	we apply or cause to be applied:

•	in the case of a sale or transfer for cash, an amount equal to the net proceeds thereof (but not in excess of the net book value of the Operating Property at the date of sale or transfer), or,

•

in the case of a sale or transfer otherwise than for cash, an amount equal to the fair value (as determined by our board of directors) of the Operating Property so leased, to the retirement, within 180 days after the effective date of the Sale and Lease-Back Transaction, of our Debt ranking senior to, or equally with, the SUNs. However, the amount to be applied to the retirement of Debt will be reduced by an amount equal to the principal amount, plus any premium or fee paid in connection with any redemption in accordance with the terms of Debt voluntarily retired by us within the 180-day period, excluding retirement pursuant to mandatory sinking fund or prepayment provisions and payments at maturity.

(Section 10.10)

Certain Definitions

The term “Capitalization,” as used above, means the total of all the following items appearing on, or included in, our consolidated balance sheet: (i) liabilities for indebtedness maturing more than twelve (12) months from the date of determination; and (ii) any common stock, preferred stock, premium on capital stock, capital surplus, capital in excess of par value, and retained earnings (however the foregoing may be designated), less, to the extent not otherwise deducted, the cost of shares of our capital stock held in our treasury.

The term “Debt,” as used above, means any outstanding debt for money borrowed evidenced by notes, debentures, bonds, or other securities.

The term “Net Tangible Assets,” as used above, means the amount shown as total assets on our consolidated balance sheet, less the following: (i) intangible assets including, but without limitation, such items as goodwill, trademarks, trade names, patents, and unamortized debt discount and expense and other regulatory assets carried as an asset on our consolidated balance sheet; and (ii) appropriate adjustments, if any, on account of minority interests.

The term “Operating Property,” as used above, means (i) any interest in real property owned by us and (ii) any asset owned by us that is depreciable in accordance with generally accepted accounting principles.

The term “Sale and Lease-Back Transaction,” as used above, means any arrangement with any entity providing for the leasing to us of any Operating Property (except for temporary leases for a term, including any renewal thereof, of not more than forty-eight (48) months), which Operating Property has been or is to be sold or transferred by us to such entity; provided, however, Sale and Lease-Back Transaction shall not include any arrangement (i) first entered into prior to the date of the Indenture and (ii) involving the exchange of any Operating Property for any property subject to an arrangement specified in the preceding clause (i).

The term “Value,” as used above, means, with respect to a Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (1) the net proceeds to us from the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction or (2) the net book value of such property, as determined in accordance with generally accepted accounting principles by us at the time of entering into such Sale and Lease-Back Transaction, in either case multiplied by a fraction, the numerator of which shall be equal to the number of full years of the term of the lease that is part of such Sale and Lease-Back Transaction remaining at the time of determination and the denominator of which shall be equal to the number of full years of such term, without regard, in any case, to any renewal or extension options contained in such lease.

Restrictions on Mergers and Sale of Assets

Under the terms of the Indenture, we may not consolidate with or merge into any other entity or convey, transfer or lease our properties and assets substantially as an entirety to any entity, unless:

•

the surviving or successor entity is organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and it expressly assumes our obligations on all SUNs and under the Indenture;

•

immediately after giving effect to the transaction, no event of default and no event which, after notice or lapse of time or both, would become an event of default shall have occurred and be continuing; and

•	we deliver to the Trustee, an officers’ certificate and an opinion of counsel as to compliance with the foregoing.

(See Section 8.01)

Discharge, Defeasance and Covenant Defeasance

The Indenture provides that we may be:

•

discharged from our obligations, with certain limited exceptions, with respect to any series of SUNs, as described in the Indenture and any additional covenants set forth in the applicable prospectus supplement, such a discharge being called a “defeasance” in this prospectus; and

•

released from our obligations under certain restrictive covenants especially established with respect to any series of SUNs, including the covenants described under “Restrictions on Liens” and “Restrictions on Sale-Leaseback Transactions” as described in the Indenture, such a release being called a “covenant defeasance” in this prospectus. (See Sections 13.02 and 13.03)

We must satisfy certain conditions to effect a defeasance or covenant defeasance. Those conditions include the irrevocable deposit with the Trustee, in trust, of money or government obligations which through their scheduled payments of principal and interest would provide sufficient money to pay the principal and any premium and interest on those SUNs on the maturity dates of those payments or upon redemption. (See Section 13.04)

In addition, we will be required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance or covenant defeasance will not cause the holders of the applicable series of SUNs to recognize gain or loss for federal income tax purposes, and that such holders will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and related defeasance or covenant defeasance were not to occur. In the case of a defeasance, that opinion of counsel must be based upon a ruling from the Internal Revenue Service or a change in federal income tax law.

Modification of the Indenture

We and the Trustee may enter into one or more supplemental indentures without the consent of any holder of the SUNs for certain specified purposes, including:

•	to evidence the assumption by any permitted successor of our covenants in the Indenture and in the SUNs;

•	to add to our existing covenants or to surrender any of our rights or powers under the Indenture;

•	to add additional events of default;

•

to add to or change any of the provisions to such extent necessary for the issuance of SUNs in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of SUNs in uncertificated form;

•

to change, eliminate, or add any provision to the Indenture; provided, however, if the change, elimination, or addition will adversely affect the interests of the holders of the SUNs of any series in any material respect, that change, elimination, or addition will become effective only:

•	when the consent of the holders of a majority in aggregate principal amount of the SUNs of that series has been obtained in accordance with the Indenture; or

•	when no SUNs of the affected series remain outstanding under the Indenture;

•	to secure the SUNs;

•	to establish the form or terms of the SUNs of any other series as permitted by the Indenture;

•	to evidence and provide for the acceptance of appointment of a successor trustee;

•	to provide for or facilitate the administration of the trusts by more than one Trustee;

•

to cure any ambiguity or inconsistency or to make any other provisions with respect to matters and questions arising under the Indenture; provided that the action will not adversely affect the interests of the holders of the SUNs of any series in any material respect.

(See Section 9.01)

If the Trust Indenture Act of 1939 is amended after the date of the Indenture to require changes to the Indenture, the Indenture will be deemed to be amended so as to conform to that amendment of the Trust Indenture Act of 1939. We and the Trustee may, without the consent of any of the holders, enter into one or more supplemental indentures to evidence that amendment. (See Section 9.01)

The consent of the holders of a majority in aggregate principal amount of the SUNs of all series then outstanding, considered as one class, is required for all other modifications to the Indenture. However, if less than all of the series of SUNs outstanding are directly affected by a proposed supplemental indenture, then only the consent of the holders of a majority in aggregate principal amount of the outstanding SUNs of all series that are directly affected will be required. No amendment or modification may:

•

change the stated maturity of the principal of, or any installment of principal of or interest on, any SUN, or reduce the principal amount of any SUN or its rate of interest or change the method of calculating the interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the date that any principal or interest is due and payable on any SUN, without the consent of the holder;

•

reduce the percentage in principal amount of the outstanding SUNs of any series the consent of which is required for any supplemental indenture or any waiver of compliance with a provision of the Indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting, without the consent of all the holders of the series; or

•

modify certain provisions of the Indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the SUNs of any series, without the consent of the holder of each outstanding SUN affected thereby.

(See Section 9.02)

A supplemental indenture which changes the Indenture solely for the benefit of one or more particular series of SUNs, or modifies the rights of the holders of the SUNs of one or more series, will not affect the rights under the Indenture of the holders of the SUNs of any other series. (See Section 9.02)

The Indenture provides that the SUNs owned by us or anyone else required to make payment on the SUNs will be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (See Section 1.01)

We may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, in certain situations. If the record date is fixed, the holders of the outstanding SUNs of the relevant series on that record date, and no other holders, will be entitled to take or revoke the relevant action, whether or not those holders remain holders after that record date. No action, however, will be effective unless taken on or prior to the applicable expiration date by holders of the requisite principal amount of the outstanding SUNs of that series on that record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder will bind every future holder of the same SUNs and the holder of every SUN issued upon the registration of transfer of or in exchange of those SUNs. A transferee will be bound by our acts or those of the Trustee taken in reliance thereon, whether or not notation of that action is made upon that SUN. (See Section 1.04)

Events of Default

“Event of default” when used in the Indenture with respect to any series of SUNs, means any of the following:

•	failure to pay interest on any SUN of the applicable series for 60 days after it is due;

•	failure to pay the principal of or premium on any SUN of the applicable series when due (whether at maturity or upon earlier redemption);

•	failure to pay the deposit of any sinking fund payment, when and as due by the terms of the applicable series;

•

failure to perform any other covenant in the Indenture, other than a covenant that does not relate to that series of SUNs, that continues for 90 days after we receive written notice from the Trustee, or we and the Trustee receive a written notice from the holders of a majority in principal amount of the SUNs of such series; however, the Trustee or the Trustee and such holders can agree to an extension of the 90-day period and this extension will be automatic if we are diligently pursuing action to correct the default;

•	certain events in bankruptcy, insolvency or reorganization of PNM; or

•	any other event of default provided with respect to the SUNs of that series.

(See Section 5.01).

Remedies

Acceleration of Maturity

If an event of default with respect to any one series of SUNs occurs and continues, either the Trustee or the holders of a majority in principal amount of the outstanding SUNs of that series may declare the principal amount of all the SUNs of that series to be due and payable immediately. However, if the event of default is applicable to more than one series of SUNs, the Trustee or the holders of a majority in principal amount of all the outstanding SUNs of all series, considered as one class, and not the holders of any one series, may make a declaration of acceleration. (See Section 5.02)

At any time after a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee, the event of default giving rise to the declaration of acceleration will be considered waived, and the declaration and its consequences will be automatically rescinded and annulled, if:

•	we have paid or deposited with the Trustee a sum sufficient to pay:

•	all overdue interest on all the SUNs of the series;

•	the principal of and premium, if any, on any SUNs of the series which have otherwise become due and interest, if any, that is currently due;

•	interest, if any, on overdue interest (to the extent lawful);

•	all amounts due to the Trustee under the Indenture; and

•	any other event of default with respect to the SUNs of that series has been cured or waived as provided in the Indenture.

(See Section 5.02)

The holders of a majority in principal amount of the outstanding SUNs of any series may on behalf of the holders of all the SUNs of that series waive any past default under the Indenture with respect to that series and its consequences, except a default (i) in the payment of the principal of or any premium or interest on any SUN of that series, or (ii) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each outstanding SUN of the series affected. However, if a default occurs and continues with respect to more than one series of SUNs, the holders of a majority in aggregate principal amount of the outstanding SUNs of all such series, considered as one class, have the right to waive the default, and not the holders of the SUNs of any one such series. Upon any waiver, the default ceases to exist, and any and all events of default arising therefrom is deemed to have been cured, for every purpose of the Indenture; but no waiver will extend to any subsequent or other default or impair any right consequent thereon. (See Section 5.13)

Right to Direct Proceedings

If an event of default with respect to any series of SUNs occurs and continues, the holders of a majority in principal amount of the outstanding SUNs of that series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the SUNs of that series. However, if an event of default occurs and continues with respect to more than one series of SUNs, the holders of a majority in aggregate principal amount of the outstanding SUNs of all such series, considered as one class, have the right to make the direction, and not the holders of the SUNs of any one of such series. In either case, the Indenture further provides that:

•	such direction will not be in conflict with any rule of law or with the Indenture;

•	the Trustee may take any other action deemed proper by the Trustee and not inconsistent with direction, and

•

subject to the provisions of the Indenture the Trustee will have the right to decline to follow any direction if the Trustee in good faith determines that the proceeding so directed would involve the Trustee in personal liability.

(See Section 5.12)

Limitation on Right to Institute Proceedings

No holder of SUNs of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or trustee, or for any other remedy under the Indenture, unless:

•	the holder has previously given to the Trustee written notice of a continuing event of default;

•

the holders of a majority in aggregate principal amount of the outstanding SUNs of all series in respect of which an event of default has occurred and is continuing, considered as one class, have made a written request to the Trustee;

•	such holder or holders have offered reasonable indemnity to the Trustee to institute proceedings; and

•	the Trustee has failed to institute any proceeding for 60 days after notice and has not received any direction inconsistent with the written request of the holders during that period.

(See Section 5.07)

No Impairment of Right to Receive Payment

The limitations on the right to institute proceedings, however, do not apply to a suit by a holder of a SUN for payment of the principal of or premium, if any, or interest if any, on that SUN on or after the applicable due date. (See Section 5.08)

Annual Notice to Trustee

We will provide to the Trustee an annual statement by an appropriate officer as to whether we are in default in the performance and observance of any of the terms, provisions and conditions of the Indenture. (See Section 10.04)

Notices

Notices to holders of the SUNs will be given by mail to the holders at the addresses that appear in the security register. (See Section 1.06)

Title

We, the Trustee, and any of our agents or the agents of the Trustee, may treat the person in whose name the SUNs are registered as the absolute owner thereof, whether or not such SUNs may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (See Section 3.08)

Governing Law

The Indenture and the SUNs are governed by, and construed in accordance with, the laws of the State of New York. (See Section 1.12)

Regarding the Trustee

The Trustee is The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank, N.A.)). In addition to acting as Trustee, The Bank of New York Mellon Trust Company, N.A. and its affiliates act, and may act, as trustee under our and our affiliates’ other various indentures and trusts. We and our affiliates also maintain credit and liquidity facilities and conduct other banking transactions with affiliates of the Trustee in the ordinary course of our businesses. In addition, an affiliate of the Trustee is the owner participant with respect to a portion of the Palo Verde Nuclear Generating Station which is subject to a sale and leaseback financing agreement.

The Trustee may resign at any time by giving us written notice or be removed at any time by an act of the holders of a majority in principal amount of any series of SUNs then outstanding delivered to the Trustee and PNM. In addition, provided that no event of default has occurred or is continuing, we may appoint a new trustee upon delivering to the Trustee, a resolution of our board of directors appointing a successor trustee and the successor’s acceptance of our appointment. In this case, the Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the Indenture. In any event, the resignation or removal of the Trustee, and no appointment of a successor trustee, will be effective until the acceptance of appointment by a successor trustee. (See Section 6.10)

The Trustee will perform only those duties that are specifically set forth in the Indenture unless an event of default under the Indenture occurs and continues. In case an event of default occurs and continues, the Trustee will exercise the same degree of care and skill as a prudent individual would exercise in the conduct of his or her own affairs. (See Section 6.01)

PLAN OF DISTRIBUTION

We may sell SUNs, in or outside of the United States, to underwriters or dealers, through agents, directly to purchasers or through a combination of these methods. The applicable prospectus supplement will contain specific information relating to the terms of the offering, including, to the extent not otherwise included in the prospectus:

•	the name or names of any underwriters or agents;

•	the purchase price of the SUNs;

•	our net proceeds from the sale of the SUNs;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation; and

•	any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

By Underwriters

If underwriters are used in the sale, the SUNs will be acquired by the underwriters for their own account. Underwriters may offer the SUNs directly or through underwriting syndicates represented by one or more managing underwriters. The underwriters may resell the SUNs in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the SUNs will be subject to certain conditions. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Dealers

If dealers are used in the sale, unless otherwise specified in the applicable prospectus supplement, we will sell the SUNs to the dealers as principals. The dealers may then resell the SUNs to the public at varying prices to be determined by the dealers at the time of resale. The applicable prospectus supplement will contain more information about the dealers, including the names of the dealers and the terms of our agreement with them.

By Agents and Direct Sales

We may sell the SUNs directly to the public, without the use of underwriters, dealers or agents. We may also sell the SUNs through agents we designate from time to time. The applicable prospectus supplement will contain more information about the agents, including the names of the agents and any commission we agree to pay the agents.

We also may engage a broker-dealer from time to time to act as agent or principal for the offer of our SUNs in one or more placements pursuant to a distribution agreement. If we and the broker-dealer agree, we will sell to the broker-dealer as agent or as principal, and the broker-dealer will seek to solicit offers to purchase on an agency basis and/or will purchase on a principal basis, our SUNs. The amount and purchase price (less an underwriting discount) of the SUNs we sell to the broker-dealer will be mutually agreed on the relevant trading day. The SUNs sold under the distribution agreement will be sold at prices related to the prevailing market price for such securities, and therefore exact figures regarding the price, proceeds that will be raised or commissions to be paid will be described in a prospectus supplement to this prospectus or in other filings made in accordance with and as permitted by the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act. The broker-dealer may make sales of our SUNs pursuant to the distribution agreement in privately negotiated transactions and/or any other method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act including sales made on the New York Stock Exchange, the current trading market for our debt securities.

General Information

Underwriters, dealers and agents that participate in the distribution of the SUNs may be deemed underwriters as defined in the Securities Act, and any discounts or commissions we pay to them and any profit made by them on the resale of the SUNs may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation from us will be described in the applicable prospectus supplement.

We may agree with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, us in the ordinary course of their businesses.

LEGAL MATTERS

Certain legal matters in connection with the SUNs offered hereby will be passed upon for us by Troutman Sanders LLP. If legal matters in connection with offerings made pursuant to this prospectus are passed upon by counsel for the underwriters, dealers or agents, if any, such counsel will be named in the applicable prospectus supplement relating to such offering.

EXPERTS

The consolidated financial statements, and the related financial statement schedules, incorporated in this prospectus by reference from PNM’s Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of PNM’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.